LEAD INVESTOR



David M Wyman

My belief in Eli's entrepreneurial spark is a prime driver of my role as lead investor in Kickit. My background includes being a toy inventor where I have successfully licensed over 50 toys and games internationally including to Hasbro, Mattel and Goliath. One of our inventions, the bluffing game 13 Dead End Drive, has sold over 3 million copies. I presently serve as Associate Professor and Director of the Center for Entrepreneurship at the College of Charleston. As an accredited investor, I am passionate about investing in innovative ventures with the potential to scale. I was drawn to investing in Kickit from personal experience of Eli dating back several years where he was an outstanding student entrepreneur winning memorable pitch competitions. Early on, I knew that he was a born entrepreneur. Not only is Eli a gifted entrepreneur, communicator, and athlete, but his strengths include that special spark of determination and curiosity that separates the true entrepreneur from the pack. Since starting Kickit, Eli has built a new venture with robust traction including over $500,000 in sales during a pandemic year. This fundraising campaign provides the opportunity to increase traction domestically and scale globally in the thriving soccer market. Additional points of traction included newly designed products and an outstanding marketing campaign with strong branding, cool packaging and high quality, fun videos. Most of all, I believe that this is only the start for Kickit. Join us and let's "Kick it" out of the park.

Invested $1,000 this round